UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

PARTNERS GROUP PRIVATE INCOME OPPORTUNITIES, LLC

(Name of Subject Company (Issuer))

PARTNERS GROUP PRIVATE INCOME OPPORTUNITIES, LLC

(Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Robert M. Collins

Partners Group Private Income Opportunities, LLC

1114 Avenue of the Americas, 37th Floor

New York, NY 10036

(212) 908-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

With a copy to:

Joshua B. Deringer, Esq.

Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700

December 27, 2018

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $3,400,000 (a)	Amount of Filing Fee: $412.08 (b)

(a)	Calculated as the aggregate maximum value of Shares being purchased.
(b)	Calculated at $121.20 per $1,000,000 of the Transaction Valuation.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$412.08
Form or Registration No.:	SC TO-I
Filing Party:	Partners Group Private Income Opportunities, LLC
Date Filed:	December 27, 2018

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on December 27, 2018 by Partners Group Private Income Opportunities, LLC (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase limited liability company Shares ("Shares") in the Fund in an aggregate amount up to $3,400,000 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on December 27, 2018.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Holders of Shares in the Fund ("Members") that desired to tender Shares, or a portion thereof, for purchase were required to submit their tenders by 11:59 p.m., Eastern Time, on January 25, 2019.

2. As of January 25, 2019, one (1) Member validly tendered Shares and did not withdraw such tenders prior to the expiration of the Offer. The validly tendered Shares were accepted for purchase by the Fund in accordance with the terms of the Offer.

3. The net asset value of the Shares tendered pursuant to the Offer was calculated as of March 31, 2019 in the amount of $74,380.50.

4. The payment of the purchase price of the Interests or portions of Interests tendered was made in the form of a promissory note issued to the Member whose tender was accepted for purchase by the Fund in accordance with the terms of the Offer. The promissory note was held by State Street Bank and Trust Company, the Fund's administrator, on behalf of the Member, in accordance with the terms of the Offer. One (1) Member, whose tender was accepted for purchase by the Fund, tendered their entire Interests in the Fund; therefore, pursuant to the promissory note issued to the Member, the Fund paid the Member at least 95% of the Member’s unaudited net asset value of the Interests tendered (the "Initial Payment"). The Fund will pay the Member a contingent payment (the "Post-Audit Payment") equal to the excess, if any, of (1) the net asset value of the Interests tendered and purchased as of March 31, 2019 over (2) the Initial Payment. The Post-Audit Payment will be paid promptly after the completion of the Fund's next annual audit. An Initial Payment in the amount of at least 95% of the Member’s unaudited net asset value of the Interests tendered was wired to the account(s) designated by the Member.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

PARTNERS GROUP PRIVATE INCOME OPPORTUNITIES, LLC

By:	/s/ Robert M. Collins
Name: Robert M. Collins

Title: President

May 24, 2019